UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C.  20549

                               SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*


                          UNIVERSAL POWER GROUP, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                   913788105
                                (CUSIP Number)

       Mr. Scott A. Stagg                       with a copy to:
       Stagg Capital Group LLC                  Jeffrey B. Cobb
       3 Greenwich Office Park            Edwards Angell Palmer
       Greenwich, Connecticut  06831                & Dodge LLP
       (203) 660-6200                          301 Tresser Blvd
                                            Stamford, CT  06901
                                                 (203) 353-6857

                    (Name, Address and Telephone Number of
           Person Authorized to Receive Notices and Communications)

                               February 14, 2008
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box *.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                           Page 1 of 8 pages

CUSIP No.  913788105             13D             Page  2  of  8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Stagg Capital Group LLC
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           N/A
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                0
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 0
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           0
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO, IA
---------- -----------------------------------------------------------

CUSIP No.  913788105             13D             Page  3  of  8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           SV Special Situations Master Fund, Ltd.
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           N/A
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ -------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                0
   BENEFICIALLY      ------ -------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 0
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           0
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.0%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           OO
---------- -----------------------------------------------------------

CUSIP No.  913788105             13D             Page  4  of 8  Pages
---------- -----------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Scott A. Stagg
---------- -----------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) [ ]
            (b) [ ]
---------- -----------------------------------------------------------
        3  SEC USE ONLY
---------- -----------------------------------------------------------
        4  SOURCE OF FUNDS*
           N/A
---------- -----------------------------------------------------------
        5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
---------- -----------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
---------- -----------------------------------------------------------
                         7  SOLE VOTING POWER
                            0
                     ------ ------------------------------------------
     NUMBER OF           8  SHARED VOTING POWER
      SHARES                0
   BENEFICIALLY      ------ ------------------------------------------
     OWNED BY            9  SOLE DISPOSITIVE POWER
       EACH                 0
     REPORTING       ------ ------------------------------------------
      PERSON            10  SHARED DISPOSITIVE POWER
       WITH                 0
---------- -----------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
           0
---------- -----------------------------------------------------------
       12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
           N/A
---------- -----------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.00%
---------- -----------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
           IN
---------- -----------------------------------------------------------

       This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 2, 2007, on behalf of 3V Capital Management LLC, a Delaware limited liability company ("3V"), 3V Capital Master Fund, Ltd., a British Virgin Islands business company (the "3V Master Fund"), and Scott A. Stagg ("Stagg"), as amended by Amendment No. 1 thereto filed on June 28, 2007, and relates to the Common Stock, $0.01 par value, of Universal Power Group, Inc., a Texas corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock of the Company.

       3V was the investment manager or adviser to the 3V Master Fund and a managed account. Stagg Capital Group LLC ("Stagg Capital") is the successor to 3V. SV Special Situations Master Fund, Ltd. ("SV Master Fund") is the successor to the Master Fund. Stagg, Stagg Capital, and SV Master Fund may be referred to herein as the "Reporting Persons."

       Stagg Capital may be deemed to have beneficial ownership over the Common Stock directly owned by SV Master Fund and the managed account (the "Funds") by virtue of the authority granted to it by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock. Stagg is the managing member of the Stagg Capital and may be deemed to have beneficial ownership over the Common Stock directly owned by the Funds by virtue of the foregoing relationship.

       Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D remains unchanged.

Item 2.    Identity and Background

       (a) This statement is filed by the Reporting Persons. Stagg Capital is organized as a Delaware limited liability company. SV
Master Fund is a British Virgin Islands business company.

       (b) The principal business address of each of the Stagg Capital and Stagg is 3 Greenwich Office Park, Greenwich, CT 06831. The principal business address of SV Master Fund is c/o Bison Financial Services, Ltd., Bison Court, Road Town, Tortola, British Virgin Islands.

       (c) The principal business of Stagg Capital is to serve as investment manager or adviser to, and to control the investing and trading in securities of, certain private investment funds and managed accounts, including the Funds. The principal business of SV Master Fund is investing and trading in securities. Stagg serves as the principal control person (directly or indirectly) of all of the other Reporting Persons, and serves in a similar capacity to various other entities, all of which are engaged in investment or investment management activities.

       (d) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)     Stagg is a citizen of the United States.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters.

       Item 3.    Source and Amount of Funds or Other Consideration

       Not applicable.

       Item 4.     Purpose of Transaction

       Not applicable.

       Item 5.    Interest in Securities of the Issuer

       Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

       (a)     Based upon information set forth in the Company's
Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, there were 5,000,000 shares of Common Stock issued and outstanding at November 2, 2007. As of the date hereof:

               1. Stagg Capital, in its capacity as investment adviser to the Funds, is deemed to beneficially own 0 shares of Common Stock owned directly by the Funds. Such shares represent 0.0% of the Company's outstanding shares.

               2. SV Master Fund directly owns 0 shares of Common Stock, representing 0.0% of the Company's outstanding shares.

               3. Stagg, in his capacity as principal control person of Stagg Capital, is deemed to beneficially own 0 shares of Common stock owned directly by the Funds. Such shares represent 0.0% of the Company's outstanding shares.

       (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, sole power to dispose or direct the disposition, shared power to vote or to direct the vote, or shared power to dispose or direct the disposition for the Reporting Persons is set forth on the cover pages of this Amendment, and such information is incorporated herein by reference.

       (c) Except as disclosed below, no transactions in the Common Stock were effected by any of the Reporting Persons since the most recent filing on Schedule 13D.

       Open Market transactions by SV Master Fund and the Managed
Account in Common Stock

Date         Transaction     Shares       Price Per Share($)

----------   ------------    ---------    -------------------

02/14/2008    SELL           629,900       3.35

----------   ------------    ---------    -------------------

       (d) Other than the Funds which directly held the shares reported on herein, and except as set forth in this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares.

       (e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the class of securities as of February 14, 2008.

Item 7.  Material to be filed as Exhibits

       99.1. Joint Filing Agreement, dated as of February 19, 2008, by and between the Reporting Persons.

                             Signatures

       After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

       Date:  February 25, 2008

       Stagg Capital Group LLC

       /s/ Scott A. Stagg
       -----------------------------
       By:  Scott A. Stagg
       Title:  Managing Member


       SV Master Fund Ltd.

       /s/ Scott A. Stagg
       -----------------------------
       By:  Scott A. Stagg
       Title:  Director



       /s/ Scott A. Stagg
       -----------------------------
       Scott A. Stagg, an individual